UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT

SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.

321 North Harvey

P.O. Box 321

Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND

RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2006

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.

Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.”

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma
June 22, 2007

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
INVESTMENTS (AT FAIR VALUE)
Investments in common stock	$213,891,026	$168,021,233
Investments in mutual funds	165,873,729	149,212,221
Investments in common collective trust	40,101,998	31,953,175
Participant loans	10,543,399	10,306,550
Interest-bearing cash	2,297,310	1,632,794

Net assets available for benefits, at fair value	432,707,462	361,125,973

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	403,053	362,753

Net assets available for benefits	$433,110,515	$361,488,726

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS
Contributions
Company	$6,829,082
Participants	16,326,013
Rollover	561,297

Unrealized appreciation in fair value of investments
Common stock	65,240,835
Mutual funds	1,601,491

Realized gains on investments
Common stock	12,498,159
Mutual funds	1,356,173

Investment income
Common stock	5,126,097
Mutual funds	12,389,037
Common collective trust	1,526,981
Interest-bearing cash	100,745
Interest on loans	661,079

Total additions	124,216,989

DEDUCTIONS
Distributions to participants	(52,539,243)
Administrative expenses	(55,957)
Total deductions	(52,595,200)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	71,621,789

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	361,488,726
End of year	$433,110,515

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

By action of OGE Energy Corp.’s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) was merged into the Plan effective October 1, 1998. The ESOP had been frozen since 1986. Therefore, since it was frozen, no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The name of the surviving plan was changed to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan. The merged Plan implements a dividend pass-through program in which dividends allocable to shares of the Company common stock held in the ESOP accounts are paid in cash to participants by the Trustee. Such dividends of $354,906 are included in distributions to participants on the Statement of Changes in Net Assets Available for Benefits. Dividend pass-through is optional for other shares of the Company common stock held in participant accounts under the Plan.

General

Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Each regular full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan. In 2006, the Plan was amended and restated, effective January 1, 2006, to revise the definition of an eligible employee, as defined in the Plan, to clarify that any person classified by a participating employer as a leased employee or an independent contractor is excluded from participation, whether or not they are later determined to have been common law employees.

Participant Contributions

Each pay period participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Participants may change contribution percentages in advance of any pay period. Contributions of the first six percent of compensation are defined in the Plan as “Regular Contributions” and contributions over six percent of compensation are defined in the Plan as “Supplemental Contributions.” Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section 401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The portion of the participant’s contribution that is designated as a salary reduction contribution is defined in the Plan as a “Tax-Deferred Contribution” and is not subject to federal income tax until such portion is withdrawn or distributed from the Plan.

Participants who have attained age 50 before the close of a year are allowed to make additional contributions, defined in the Plan as “Catch-Up Contributions,” for the year in accordance with and subject to the limitations of Section 414(v) of the Code. Similar to Tax-Deferred Contributions, Catch-Up Contributions are salary reduction contributions under Section 401(k) of the Code and are not subject to federal income tax until such contributions are withdrawn or distributed from the Plan.

Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests exclusively in the Company’s common stock except for a small portion invested in short-term investments for liquidity purposes to accommodate daily cash flow needs. Participants may change investment allocations of contributions on any business day. In 2006, a new managed account option was offered under the Plan which provides participants an option, for a fee, to have funds in their account invested by an investment manager among the investment options available under the Plan (excluding the OGE Energy Corp. Common Stock Fund). Under the managed account option, the amounts invested by an investment manager exclude amounts participants elect to be retained in the OGE Energy Corp. Common Stock Fund and ESOP account amounts to the extent required to be retained in the OGE Energy Corp. Common Stock Fund. The investment manager appointed for this purpose is Strategic Advisers, Inc., an affiliate of the Trustee.

The Plan allows rollovers from other eligible retirement plans. Participants may invest their rollovers into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Contributions

For each pay period, the Company contributes to the Plan, on behalf of each participant, 50 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and 75 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date occurred before February 1, 2000 and who have 20 or more years of service.  For participants whose employment or most recent re-employment date occurred on or after February 1, 2000, the Company contributes to the Plan, on behalf of each participant, 100 percent of the participant’s Regular Contributions deposited during each pay period. No Company contributions are made with respect to a participant’s Supplemental Contributions, Catch-Up Contributions, or with respect to a participant’s Regular Contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company’s contribution which is initially allocated for investment to the OGE Energy Corp. Common Stock Fund may be made in shares of the Company’s common stock or in cash, which is used to invest in the Company’s common stock. During 2006, there were no non-cash Company contributions made to the Plan. Once made, the Company’s contribution may be reallocated, on any business day, by participants to other available investment options. In 2006, the Plan was amended and restated, effective January 1, 2007, to allow participants on any business day also to transfer funds allocated to the OGE Energy Corp. Common Stock Fund in their ESOP account to other investment options.

Vesting

Participants’ Regular, Supplemental, Rollover and Catch-Up Contributions are fully vested and non-forfeitable. Employees participating in the Plan on or after January 1, 2002 vest in their allocated share of Company contributions over a six-year period. After two years of service, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Retirement Plan, in the event of their termination due to death, permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

Forfeitures of non-vested Company contributions resulting from termination of employment are used to reduce the Company’s contributions. During 2006, there were no material forfeitures of non-vested Company contributions. At December 31, 2006 and 2005, there were no material forfeited and unallocated assets. Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years.

Withdrawals

During employment, participants may not withdraw Tax-Deferred Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions and Catch-Up Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant’s after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Distributions

Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. If a participant’s vested account balance is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination. If a participant’s vested account balance is greater than $1,000, it may be distributed in a lump-sum payment, installment payments or a combination thereof at the participant’s election, and participants who are under age 70½ at termination may defer commencement of their distributions to not later than April 1 of the year after the year in which they reach age 70½.

All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company’s common stock with fractional shares being paid in cash or a combination thereof at the participant’s election. The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants’ accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested for dividends allocable to accounts other than ESOP accounts. Any dividends not distributed in cash are used to purchase additional shares of the Company’s common stock, which are allocated to the respective participants’ accounts in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers.

Participant Loans

The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant’s vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant’s account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution when distribution payments commence or, if earlier, when the participant defaults in the payment of principal or interest under the terms of the loan.

The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent. The range for interest rates was 8.0 percent to 9.25 percent for loans initiated during 2006. Interest incurred on loans during 2006 was $661,079.

Administrative Expenses

Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. Investment management fees for participants electing to participate in the managed account option are also paid by electing participants. All other administrative expenses of the Plan, including legal, accounting and trustee fees, are paid by the Plan except to the extent paid by the Company.

Investment fees are generally assessed by an investment option and are deducted from the option’s investment returns. Any transaction-based fees charged by an investment option will be charged directly by the investment option to applicable participant accounts.

Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Distributions to participants are recorded when paid.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). This FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-

responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of this FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of this FSP at December 31, 2006.

As required by this FSP, investments in the accompanying Statements of Net Assets Available for Benefits held in a common collective trust include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of this FSP have been applied retroactively to the Statement of Net Assets Available for Benefits at December 31, 2005 for comparative purposes. Adoption of this FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. Shares of the mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The common collective trust in which the Plan invests, the Fidelity Managed Income Portfolio (“MIP”), is valued by the trustee thereof based on the fair values of the underlying investments of the trust using a variety of pricing sources. The MIP holds, among other investments, investments in fully benefit-responsive investment contracts. As required by the FSP described above, an adjustment from fair value to contract value to equal the sum of all benefits owed to participants in fully benefit-responsive investment contracts held in the common collective trust is presented in the Statements of Net Assets Available for Benefits. Contract value represents contributions made to such trust, plus earnings, less participant withdrawals, administrative expenses and other charges or adjustments. Common stock is valued at published market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

On August 3, 2005, the Benefits Committee approved adding the Wells Fargo Advance Small Cap Value Fund (Class Z) as an available investment option beginning January 3, 2006. On August 31, 2006, the Benefits Committee approved adding the American Beacon Large Cap Value Fund (Plan Ahead Class) as an available investment option beginning October 31, 2006.

The Templeton Foreign A Fund was removed from the available investment options for new investments effective October 31, 2006, and for all investors, effective December 29, 2006. Participants reallocated their funds in the Templeton Foreign A Fund to other available investment options.

Unit Accounting

The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not significantly vary from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and cash held in the fund.

3.	Amounts Due To Participants

As of December 31, 2006 and 2005, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.	Investments

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund (which includes both ESOP and other accounts) at December 31, 2006 and 2005, of $213,891,026 and $168,021,233, respectively, are stated at fair value.

At December 31, 2006 and 2005, the only nonparticipant-directed investments in the Plan are held in the ESOP accounts in the OGE Energy Corp. Common Stock Fund. In 2006, the Plan was amended and restated, effective January 1, 2007, to allow participants on any business day to transfer funds allocated to the OGE Energy Corp. Common Stock Fund in their ESOP account to other investment options. The OGE Energy Corp. Common Stock Fund also holds participant-directed investments and interest-bearing cash. Information about the nonparticipant-directed net assets relating to the ESOP accounts held in the OGE Energy Corp. Common Stock Fund at December 31, 2006 and 2005 and the changes in nonparticipant-directed net assets during 2006 is as follows:

Net Assets at December 31, 2005	$ 7,729,187
Unrealized appreciation in fair value of investments	3,059,421
Realized gain on investments	415,159
Investment income	2,594
Distributions to participants	(1,877,364)
Net Assets at December 31, 2006	$ 9,328,997

The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2006	2005
OGE Energy Corp. Common Stock*	$ 213,891,026	$ 168,021,233
Fidelity Managed Income Portfolio**	40,505,051	32,315,928
Fidelity Contrafund	36,682,145	33,963,004
Fidelity Blue Chip Growth Fund	18,889,846	21,719,463

* December 31, 2006 and 2005 includes $9,229,863 and $7,654,799, respectively, of                   nonparticipant-directed investments.

** These balances are stated at contract value. Fair value at December 31, 2006 and 2005 is                   $40,101,998 and $31,953,175, respectively.

5.	Income Tax Status

The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Company received a favorable determination letter dated December 16, 2002 which stated that the Plan was qualified and the related trust was tax exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2006 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$ 433,110,515
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	(403,053)
Net assets available for benefits per the Form 5500	$ 432,707,462

The following is a reconciliation of the net increase in net assets for the year ended December 31, 2006 per the financial statements to the Form 5500:

Net increase in net assets per the financial statements	$ 71,621,789
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	(403,053)
Net income per the Form 5500	$ 71,218,736

7.	Related Party Transactions

Certain Plan investments are in interest-bearing cash, mutual funds and a common collective trust managed by Fidelity. Fidelity also serves as the Trustee of the Plan and, therefore, Plan transactions involving these mutual funds, common collective trust or interest-bearing cash qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company’s common stock qualify as party-in-interest transactions. Finally, the engagement of Strategic Advisers, Inc. to provide investment management services under the managed account option and its investment in mutual funds and a common collective trust managed by Fidelity would be party-in-interest transactions under ERISA and the Code because Strategic Advisers, Inc. is an affiliate of Fidelity. All of the foregoing transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.

EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER: 73-1481638

PLAN NUMBER: 003

DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Issuer	Description of Investment	Cost	Current Value

	Nonparticipant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	$ 2,022,975	$ 9,229,863
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	99,134	99,134

	Participant-directed:
*	OGE Energy Corp.	Common stock, $0.01 par value	**	204,661,163
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	**	2,198,176
	AIM	International Growth A Fund, mutual fund	**	2,463,938
	American Beacon	Large Cap Value Fund (Plan Ahead Class), mutual fund	**	1,012,951
	American Funds	EuroPacific Growth R4 Fund, mutual fund	**	11,804,610
	Calamos	Growth A Fund, mutual fund	**	9,940,959
*	Fidelity Mgmt. Trust Co.	Asset Manager 20%, mutual fund	**	4,797,193
*	Fidelity Mgmt. Trust Co.	Asset Manager 50%, mutual fund	**	11,446,890
*	Fidelity Mgmt. Trust Co.	Asset Manager 70%, mutual fund	**	17,656,573
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund	**	18,889,846
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund	**	36,682,145
*	Fidelity Mgmt. Trust Co.	Freedom Income Fund, mutual fund	**	977,957
*	Fidelity Mgmt. Trust Co.	Freedom 2000 Fund, mutual fund	**	204,659
*	Fidelity Mgmt. Trust Co.	Freedom 2010 Fund, mutual fund	**	2,237,170
*	Fidelity Mgmt. Trust Co.	Freedom 2020 Fund, mutual fund	**	1,387,232
*	Fidelity Mgmt. Trust Co.	Freedom 2030 Fund, mutual fund	**	861,686
*	Fidelity Mgmt. Trust Co.	Freedom 2040 Fund, mutual fund	**	765,658
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund	**	16,471,772
*	Fidelity Mgmt. Trust Co.	Low Price Stock Fund, mutual fund	**	9,895,355
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust	**	40,101,998
*	Fidelity Mgmt. Trust Co.	Small Cap Stock Fund, mutual fund	**	3,004,810
	Goldman Sachs	Mid Cap Value A Fund, mutual fund	**	2,103,615
	PIMCO	Total Return Administrative, mutual fund	**	6,469,773
	Spartan	Total Market Index Fund, mutual fund	**	3,679,487
	Wells Fargo	Advantage Small Cap Value Fund (Class Z), mutual fund	**	3,119,450

*	Participant loans	Participant Loans, with various maturity dates and interest rates ranging from 5.0% to 10.5%	0	10,543,399

		Total investments		$ 432,707,462
*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 28th day of June 2007.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/	Cary W. Martin
Cary W. Martin
Chairman

By	/s/	Carla D. Brockman
Carla D. Brockman
Member

By	/s/	Philip L. Crissup
Philip L. Crissup
Member

By	/s/	Jean C. Leger Jr.
Jean C. Leger Jr.
Member

By	/s/	Michael R. Mathews
Michael R. Mathews
Member

By	/s/	Chris E. Meyers
Chris E. Meyers
Member

By	/s/	Donald R. Rowlett
Donald R. Rowlett
Member

By	/s/	Margaret A. Walsh
Margaret A. Walsh
Member

By	/s/	John Wendling
John Wendling
Member

EXHIBIT INDEX

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm.

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104497) pertaining to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan of our report dated June 22, 2007, with respect to the financial statements and schedule of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/	Ernst & Young LLP

Oklahoma City, Oklahoma

June 22, 2007